David S. Salem
Julie E. Green
Christopher F. Anderson
Jeanne L. Vance	Direct Dial: (916) 563-1814
Kimberly A. Norvell	jgreen@salemgreen.com
August 6, 2007
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
100 F Street N.E.
Washington, D.C. 20549-3628
ATTN: Mr. Michael Pressman, Special Counsel

Re:	JCM Partners, LLC Schedule 13E-3 filed May 30, 2007 File No. 5-81907 Preliminary Proxy Statement on Schedule 14A filed May 30, 2007 File No. 0-15708
Dear Mr. Pressman:
JCM Partners, LLC, a Delaware limited liability company (“JCM” or the “Company”) is filing today, via EDGAR transmission, Amendment No. 1 to each of the above-referenced Schedule 13E-3 and preliminary proxy statement (the “Preliminary Proxy Statement”).
Set forth below are the Company’s responses to your July 3, 2007 letter to the undersigned setting forth the staff’s comments regarding the Schedule 13E-3 and Preliminary Proxy Statement. For your convenience, the Company’s responses are contained in the numbered paragraphs that correspond to the numbered paragraphs of the comment letter. The text of each of the staff’s comments is included in bold below. Unless otherwise indicated, capitalized terms used in this letter have the same meanings as set forth in the Preliminary Proxy Statement.

Mr. Michael Pressman, Special Counsel
August 6, 2007

PRE 14A (Preliminary Proxy Statement)
General
1.	Rule 14a-4(a)(3) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, available on our Web site at www.sec.gov. Revise the form of proxy and your document to unbundle the first two proposals so that you address each matter separately. If the success of a proposal is contingent on the success of another proposal, so indicate.

Please see the proxy card, the notice and the cover page and Sections 5.1.1, 5.1.2, 5.4 and 5.5 of the Preliminary Proxy Statement, where the first two proposals have been separately broken out into 10 separate proposals, consisting of Proposals 1A, 1B, 1C, 1D, 1E, 2A, 2B, 2C, 2D and 2E. As set forth therein, each proposal has been cross-conditioned on the success of all the other proposals.

2.	Please revise to indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

Please see the cover page of the Preliminary Proxy Statement and the first page of the proxy card where “[Preliminary]” has been added.

3.	Provide an opinion of counsel that subsequent to the proposed changes the different series will represent different classes of units.

Delaware State Law

Attached as Exhibit A, please find a copy of the legal opinion, dated the date hereof, from Salem & Green, A Professional Corporation to the Board of Managers of JCM stating that, in the opinion of Salem & Green, after the transaction, the Class 1, 2 and 3 Units will be separate classes of securities under Delaware law.

Mr. Michael Pressman, Special Counsel
August 6, 2007

Section 12(g)(5) of the 1934 Act
Section 12(g)(5) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) provides that for purposes of Section 12(g) of the 1934 Act, the term “class” includes “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.” We believe that, after giving effect to the reclassification transaction, the distinctions between the characteristics of the Class 1 and 2 Units (taken together as a single class) and the Class 3 Units (as another class) will not meet the substantially similar test provided by Section 12(g)(5) of the 1934 Act and, therefore, the Class 1 and 2 Units (taken together as a single class) (referred to herein, as the “Class 1 & 2 Units”) and the Class 3 Units (as another class) will be two separate classes of securities under Section 12(g) of the 1934 Act for purposes of determining eligibility to terminate registration of those classes under Rule 12g-4 of the 1934 Act. The discussion set forth below assumes that the reclassification transaction has taken effect.
Differences between the Class 1 & 2 Units and the Class 3 Units
The Class 1 & 2 Units and the Class 3 Units differ in certain significant respects. As set forth in Section 3.2.2.2 of the Preliminary Proxy Statement, these differences are as follows:

Provision	Class 3	Class 1 and 2
Voting Rights	Entitled to vote on all matters that require the consent of Members, including the election and removal of Managers for cause.	No voting rights, except with respect to the merger, consolidation or dissolution of the Company, or the amendment of the Class 1 or Class 2 COD, as applicable.

Calling Special Meeting of the Members	Can vote and be counted in determining the number of Units and Preferred Units outstanding for determining the 10% of Units and Preferred Units needed to call a Special Meeting of the Members.	Cannot be voted to call for a Special Meeting of the Members, but will continue to be counted in determining the number of Units and Preferred Units outstanding for determining the 10% requirement.

Amendments to the Operating Agreement	May participate with the other Units in voting on amendments to [the Company’s] Operating Agreement.	May not vote with the other Units in voting on amendments to [the Company’s] Operating Agreement.

Convertibility	Not convertible.	Conversion of Class 1 and 2 Units into Class 3 Units prohibited after December 31, 2007; and Class 1 Units remain convertible into Class 2 Units.

Mandatory Distributions	Class 3 Units receive $0.0825 per Unit, per year, paid monthly.	Class 1 Units receive $0.08 per Unit, per year, paid monthly. Class 2 Units receive $0.0825 per Unit per year, paid monthly.

Mr. Michael Pressman, Special Counsel
August 6, 2007

Provision	Class 3	Class 1 and 2
Repurchase Program Priority	Subordinate to Class 1 and 2 Units, except in the case of hardship.	Repurchase priority in the Company’s repurchase of Units, except in the case of hardship.

Other Distributions	Entitled to other distributions as set forth in the applicable COD.	Entitled to other distributions as set forth in the applicable COD.

Put Rights	None.	Class 2 Unit Holders have the right to put their Class 2 Units to [the Company] in 2010 for payment by [the Company] in 2012 for a price to be determined in 2010 based on current appraisals of [the Company’s] properties.
Discussion of Authorities
Section 12(g)(5) of the 1934 Act states:
For purposes of this subsection the term “class” shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.
Accordingly, the question of whether JCM’s Class 1 & 2 Units (taken together as one class) and the Class 3 Units (as another class) are separate classes under Section 12(g)(5) of the 1934 Act turns on an analysis of whether they are substantially similar in character and whether they have substantially similar rights and privileges. If they are not, then, under Section 12(g)(5) of the 1934 Act, they will be separate classes.
The case law interpreting Section 12(g)(5) is very sparse and not particularly instructive in the Company’s case. There appears to be only one federal case that has interpreted Section 12(g)(5) of the 1934 Act, Fulco v. American Cable Systems of Florida.1 In Fulco, the Court was asked to consider whether units in four separate limited partnerships, with the same general partner, could be considered the same class of securities under Section 12(g)(5) of the 1934 Act. Each partnership held different assets. Since none of the limited partnerships had 500 or more limited partners, but together had over 500 limited partners, the units would have been required to have been registered under Section 12(g) of the 1934 Act if the units in the different partnerships were considered the same class of units as that term is used in Section 12(g)(5) of the 1934 Act.

[1]	1989 U.S. Dist. LEXIS 16879.

Mr. Michael Pressman, Special Counsel
August 6, 2007

The Court found the SEC’s approach to Section 12(g) instructive and entitled to deference. The Court looked to the following SEC no-action letters: Bear Stearns;2 Cal- West Real Estate Fund;3 and Cal-American Income Property Fund II.4 The Court stated:
In each case, a limited partnership sought advice on whether two different types of limited partnership interests would constitute a single class of securities. The SEC ruled that since the holders had different rights, notably with respect to profits, losses, and distributions, the units were not one class under Section 12(g).
Application of that analysis here is dispositive: The limited partners in the four different partnerships necessarily had different rights as to profits, losses and distributions.
...
Since plaintiffs have produced no authority showing that interests in different legal entities can ever be “substantially similar” under
Section 12(g)(5), I hold as a matter of law these partnership units are not one class of securities.
The ruling in Fulco is not directly applicable to JCM, since JCM’s Class 1, 2 and 3 Units are all securities of the same issuer. However, the Fulco case does show that a federal court found the SEC’s approach in the Bear Stearns line of no-action letters instructive. In Bear Stearns, the different partnership interests had different rights, most notably with respect to profits, losses and distributions. These differences included a 67% difference in allocation of profits, at least a 35% difference in distributions, and other differences, including a guarantee against losses, liquidation preference, voting, withdrawal and transferability. The Court in Fulco placed great weight on the three factors of profits, losses and distributions, although the SEC staff in granting no-action relief to Bear Stearns also looked to the additional differences in limited guaranty against losses, priority on liquidation, voting rights and participation in decision making, withdrawal rights and transferability.
Other SEC no-action letters have addressed what is a class under Section 12(g)(5). Some have addressed whether preferred and common stocks are separate classes. See, for example, R.H. Macy & Co., Inc..5 Some have addressed whether voting control or supermajority voting rights are distinguishing factors for determination of what is a separate class. In Motorola Inc.,6 the SEC staff concurred with counsel’s opinion that where one class (Class A) controls the entity and the other class (Common) has minority rights, the classes are separate. In Motorola, the Class A had four votes each whereas the Common had one vote each. In addition, the Class A had the right to elect the entire board of directors, subject to the Common’s right to elect a minority of the directors (one or two). The Common also had a preference on liquidation and certain other minority rights.

[2]	Available August 2, 1982.

[3]	Available October 15, 1979.

[4]	Available September 1, 1975.

[5]	Available September 19, 1988.

[6]	Available December 30, 1971.

Mr. Michael Pressman, Special Counsel
August 6, 2007

In another SEC no-action letter, the SEC found that one class with a redemption right that was convertible into another class without a redemption right was not dissimilar enough to be considered a separate class. In Amana Society,7 the issuer had two classes of common stock: Old Class A and New Class A, as summarized in the chart below:

Old Class A	New Class A
No new issuances permitted	New issuances permitted
Redeemable by holder	No redemption rights
Convertible into New Class A	Not convertible
In stating why it was unable to grant no-action relief, the staff stated:
On the basis of the facts presented and considering the conversion feature, the Division in unable to concur in your view that the currently outstanding Old Class A and New Class A Common Stock of the
Society constitute separate classes of securities for purposes of
Section 12(g) of the Act.
In addition to the federal case and the SEC no action letters, there have been recent reclassification transactions involving issuers subject to the 1934 Act, who have deregistered by reclassifying their existing securities into multiple classes of securities. See, for example: Badger State Ethanol, LLC (August 9, 2006),8 Community Financial Holding (November 10, 2005),9 First Southern Bancorp (January 24, 2006),10 Republic

[7]	Available September 23, 1974.

[8]	In this limited liability company, the Class A-1 Units had limited voting rights and the Units had full voting rights; Class A-1 Units had better transfer provisions than the Units; otherwise, Class A-1 Units and Units had the same economic rights as to profits, losses and distributions.

[9]	In this corporation, Class A had a dividend and liquidation preference to Class B and Class A had limited voting rights and the ability to convert to Class B on a change of control.

[10]	In this corporation, Class A had a dividend and liquidation preference to Common; Class A had limited voting rights and the right to convert to Common on a change of control; Class A was also subject to a call option.

Mr. Michael Pressman, Special Counsel
August 6, 2007

Bancshares of Texas, Inc. (February 2, 2006);11 Flint River Bancshares (March 31, 2006);12 and Legends Financial Holding (August 24, 2006).13
Authorities under other Provisions of the Federal Securities Laws
The question of what constitutes a separate class of securities also has arisen under other provisions of the federal securities laws. In JCM’s case, the most instructive analysis of what is considered a separate class of securities was addressed in a SEC no-action letter under Rule 144 of the Securities Act of 1933, as amended (the “1933 Act”). In Jervic Transportation, Inc.,14 the staff concluded that two series of a company’s common equity were separate classes of securities where they had substantially similar rights, preferences, privileges and restrictions but the Class A Common had two votes per share and the Common Stock had one vote per share.15
In its response, the SEC staff noted that it “generally regards common securities of a single issuer that carry different voting rights to be distinct classes of securities.”
In a Section 16(b) case, the United States Court of Appeals for the Second Circuit, in Ellerin v. Massachusetts Mutual Life Insurance Company,16 expressly did not look to other definitions in the federal securities laws (i.e., Section 15(d) of the 1934 Act which contains the same language as Section 12(g)(5) of the 1934 Act). Instead, the Ellerin Court looked to the “common usage” of the terms “class” and “series” to reach its conclusion that separate series of preferred stock were part of the same class and not separate classes.
In other Section 16(b) cases, the federal courts have more recently applied the common usage standard developed by the Ellerin court in 1959. (See Morales v. New Valley Corp.17 (rejecting the “substantial similarity” test of Section 12(g)(5) and finding that three classes of stock, Common Stock, Senior A Preferred Stock and B Convertible Stock, were not the same “class” of security under Section 16(b) even though they shared certain voting rights); Schaffer v. Dickstein & Co.18 (rejecting the “substantial similarity” test of

[11]	In this corporation, Series A Preferred had a dividend and liquidation preference to Common; Series A Preferred had limited voting rights and the right to convert to Common on a change of control.

[12]	In this corporation, Series A Preferred had a dividend and liquidation preference to Common; Series A Preferred had limited voting rights and the right to convert to Common on a change of control.

[13]	In this corporation, Class A had the right to vote on a change of control and had a 3% dividend preference; Class B had no voting rights, except where required by law and a 5% dividend preference; no class had a liquidation preference. The dates above refer to the dates these issuers filed their Form 15s with the SEC.

[14]	Available April 20, 1999.

[15]	See also Crawford and Co. (available April 18, 1991, where the SEC staff agreed that the Class A common with limited voting rights and the Class B common with full voting rights were separate classes of securities under Section 16(a) of the 1934 Act).

[16]	270 F.2d 259 (1959).

[17]	936 F. Supp. 119 (SDNY 1996), aff’d sub nom. Morales v. Freund, 163 F.3d 763 (2nd cir. 1999).

[18]	1996 U.S. Dist. Lexis 4009 (SDNY 1996).

Mr. Michael Pressman, Special Counsel
August 6, 2007

Section 12(g)(5) and finding that two classes of stock, Common Stock and Series A Convertible Preferred Stock, were not the same “class” of security under Section 16(b) pursuant to the “ordinary sense” of what is a “class”).19
The federal court in Sedighim v. Donaldson, Lufkin & Jenrette, Inc.20 held that common stock and tracking stock were separate classes of securities for purposes of the “all holders” rule of Rule 14d-10 under the 1934 Act. The Court appeared to make a distinction between a “class” of securities for purposes of Rule 14d-10 and a “class of securities” for purposes of 1934 Act registration pursuant to Section 12(g)(5). In this case, Donaldson, Lufkin & Jenrette, Inc. (“DLJ”) had issued and outstanding common stock of DLJ and had also separately issued common stock of DLJdirect, which was a tracking stock. As summarized by the Court:
The DLJdirect stock was intended to “track” the DLJdirect online brokerage business. In other words, the value of DLJdirect shares would vary with the performance of the online brokerage business. The
DLJdirect business was separated from the rest of DLJ’s business for accounting purposes. A wholly-owned subsidiary of DLJ, DLJdirect
Holdings (“Holdings”), held title to a majority of DLJdirect assets, but DLJdirect, itself, was a division of DLJ and not a separate corporate entity. The case arose because of a tender offer for the shares of the DLJ common that was not made to the holders of
DLJdirect.
In determining that the DLJ common stock and DLJdirect stock were separate classes of securities for purposes of the all holders rule, the Court stated:
The All Holders Rule provides that no bidder shall make a tender offer unless the same offer is open to all the holders of the “class”
of securities subject to the tender offer. [citations deleted] While
DLJ common stock and DLJdirect stock are both common stock, and, therefore, are different “series” of the same “class” of securities, the language of Rule 14d-10 should not be parsed so finely. In the context of the Rule, the word “class” is best understood more generally as “type” of security rather than under its narrower, technical meaning. [citing Section 12(g)(5)] (with respect to the

[19]	The court reconciled the SEC’s Interpretative Release on Rules Applicable to Insider Reporting and Trading, Exchange Act Release No. 34-18114 (September 24, 1981), Question number 36 (importing Section 12(g)(5) analysis into a Section 16(a) question) with the SEC’s Ownership Reports and Trading of Officers, Directors and Principal Security Holders, Exchange Act Release No. 34-28869 (February 8, 1991) in its finding that “class” for Section 16 is determined under the common usage standard.

[20]	167 F. Supp. 2d 639 (SDNY 2001).

Mr. Michael Pressman, Special Counsel
August 6, 2007

registration requirements of § 12 of the ‘34 Act, “the term ‘class’
shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges”). Indeed, the interpretation advanced by plaintiffs would yield an absurd result. It would require an offeror to purchase DLJdirect shares for the same price as the DLJ shares even though they are vastly different securities with different rights, and trade at significantly different prices in the market.
The Court used a marketplace driven type of usage test to determine what constitutes a class of securities under Rule 14d-10.
The SEC staff has previously agreed, pursuant to issuers’ requests that for purposes of determining what constitutes a single class under Rule 701, securities with substantially similar rights, except with respect to voting, were the same class of securities. See e.g., Arclight Systems, LLC21 and the no-action letters cited therein: Osler Health, Inc.22 and Deluxe Corporation.23 However, Rule 701 expressly does not apply to Section 12 issuers. Accordingly, no-action letters or cases interpreting what constitutes a single class for Rule 701 purposes would appear to have limited value in analyzing what constitutes a class of securities for purposes of Section 12 registration.
Application of Authorities to JCM
After the reclassification transaction, the Class 1 & 2 Units and the Class 3 Units will have the material differences discussed above. These differences include materially different voting rights, the redemption rights of the Class 1 & 2 Units through the Class 2 Put Right, the inability of the Class 1 & 2 Units to convert to Class 3 Units after December 31, 2007 and a priority in the Company’s repurchase program for the Class 1 & 2 Units.
These material differences, in our opinion, make the Class 1 & 2 Units a separate class of securities from the Class 3 Units under Section 12(g)(5) of the 1934 Act. As discussed above, in the Jervic no action letter, the SEC staff stated that it “generally regards common securities of a single issuer that carry different voting rights to be distinct classes of securities.” Particularly instructive in that regard are the Badger State and Legends Financial Holding reclassification transactions. In Badger State, the only differences between membership interests in a limited liability company were voting rights and a slight difference in transfer rights. In Legends Financial Holding, the only differences between three classes of common stock were voting rights and slight differences in dividend

[21]	Available January 17, 2002.

[22]	Available February 11, 1998.

[23]	Available August 6, 1998.

Mr. Michael Pressman, Special Counsel
August 6, 2007

preferences.24 Although Jervic was issued in response to a Rule 144 issue, the staff’s analysis can be imported into the Section 12(g)(5) test of “substantial similarity” to stand for the proposition that material differences in voting rights between securities make those securities separate classes for purposes of Section 12(g)(5).
Motorola, which was a 1971 SEC no action letter that addressed Section 12(g)(5) provides further support for the proposition that a material difference in voting rights between classes results in the classes being separate classes under Section 12(g)(5). In Motorola, the Class A Common had four times the voting rights of the Common and had the right to elect the entire board of directors, except for the Common’s right to elect one or two members.25 In JCM’s case, the limited voting rights of the Class 1 & 2 Units would be comparable to the diminished voting power of the Common in Motorola.
In our opinion, the differences in the voting rights between the Class 1 & 2 Units (taken together as one class) and the Class 3 Units would be a significant distinction to make them separate classes under Section 12(g)(5) of the 1934 Act. However, in addition to these material differences in voting rights, there are other material differences between the Class 1 & 2 Units (taken together as one class) and the Class 3 Units that also serve to make them separate classes. Moreover, the fact that the Class 1 & 2 Units will not be convertible into Class 3 Units after December 31, 2007 and the holders have a right to require the Company to redeem the Class 1 & 2 Units (through the Class 2 Put Right), may alone be enough to distinguish them from the securities at issue in the no-action letter issued to the Amana Society and to make them separate classes of securities, without regard to the limited voting rights of the Class 1 & 2 Units. However, since JCM’s Class 1 & 2 Units (taken together) have the following differences from the Class 3 Units:
•	materially different voting rights;

•	inability to convert into Class 3 Units after December 31, 2007;

•	redeemable by the holders (whereas, the Class 3 Units are not redeemable); and

•	a priority in the Company’s repurchase program,
JCM’s Class 1 & 2 Units (taken together) and Class 3 Units will, in our opinion, each be a separate class of securities under Section 12(g)(5) of the 1934 Act after completion of the proposed recapitalization.

[24]	After the reclassification, the Company had three classes of common stock: common, Class A and Class B. Common retained full voting rights; Class A had a right to vote only on a change of control and Class B had no voting rights, except where required by law. The Class A had a 3% dividend preference and the Class B had a 5% dividend preference. No class had a liquidation preference.

[25]	The Common also had a preference on liquidation and certain other minority rights.

Mr. Michael Pressman, Special Counsel
August 6, 2007

4.	Please clarify which class will be deemed the registered class of securities on a going forward basis.

We have clarified in the Preliminary Proxy Statement the Company’s position that after the transaction, each of (i) the Class 1 and 2 Units (taken together) and (ii) the Class 3 Units will be registered classes of securities. Please see Sections 1, 3.3, 3.4.5 and 10.4 of the Preliminary Proxy Statement. Once the number of holders of each of these two classes of Units drops below 300, the Company intends to file a Form 15 to terminate the registration of each such registered class.
Summary Term Sheet, page 1
5.	Substantially revise your summary term sheet to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet. The summary should not verbatim recitations of the more detailed information appearing elsewhere in your document. Rather, the summary term sheet is intended to serve as an overview of all material matters that are presented in the accompanying documents provided to security holders. Refer to Instruction 1 to Item 1001 of Regulation M-A. We will perform no additional review of this section at this time.

Please see the revised Summary Term Sheet in Section 1 of the Preliminary Proxy Statement.
Special Factors, page 10
6.	Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management relating to the background of the transaction and alternatives considered by the company. Identify the participants in and initiator of each meeting, contact, disclose the date of each meeting or contact and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions.

We have revised Sections 3.1.4 and 3.1.5 of the Preliminary Proxy Statement in response to your comment.

7.	Disclose the two possible “reclassification options” discussed in the October 16, 2006 meeting. In addition, we note in your discussion of the alternatives considered that several options were considered. Your disclosure of the October 16, 2006 meeting makes it appear as if only two options were considered please advise.

Mr. Michael Pressman, Special Counsel
August 6, 2007

We have clarified when the various options were considered in response to the staff’s comment. Please see Section 3.1.5 of the Preliminary Proxy Statement.

8.	Please provide expand your disclosure to explain the method for choosing the call price in substantially greater detail. In that regard, please disclose the appraisal formula, how the appraisal was conducted, and how the 7% increase was calculated. If the appraisal was conducted by a third party, please identify the party, provide the information required by Item 1015 of Regulation M-A and file the any reports as exhibits pursuant to Item 1016 of Regulation M-A.

We have revised the disclosure in Section 3.1.5 of the Preliminary Proxy Statement to clarify that there was no appraisal formula or appraisal performed in connection with, or materially related to, the determination of the call price or the proposed recapitalization. The “appraisal formula” mentioned in the prior draft of the Preliminary Proxy Statement simply referred to the methodology that was used to determine the Class 1 Put Right Exercise Price in 2005, of which “appraisals” were one element. That Class 1 Put Exercise Price served as a starting point for determining a call price for this transaction that the Board of Managers believes to be fair.

As previously disclosed, as part of the reorganization plan approved by the IRM Bankruptcy Court in 2000, the court required the Company, as successor to all of the underlying IRM entities in the consolidated bankruptcy proceeding, to provide the holders of Class 1 Units with a right to put Class 1 Units to the Company in 2005 for redemption by June 30, 2007 (the “Class 1 Put Right”). The Class 1 Certificate of Designations (“Class 1 COD”), which is part of the Company’s Operating Agreement, prescribed the methodology for determining the price to be paid for the put Class 1 Units pursuant to the Class 1 Put Right (the “Exercise Price”). As one element, the methodology included the aggregate appraised value of each of JCM’s 44 properties as of June 29, 2005. Pursuant to the methodology, the independent accountants selected by the Board calculated the total value of all of the Company’s issued and outstanding Units to determine the Exercise Price by creating a pro forma balance sheet as of May 31, 2005 and substituting the total appraised value of JCM’s properties for the real estate investments line items, but the calculation also took into account cash used to repurchase Units and Preferred Units in June 2005, anticipated costs and expenses (including, but not limited to, the estimated costs and expenses of liquidating all the Company’s properties), total liabilities and the amount owed to the Series B Preferred Unit holders as of the date of the pro forma balance sheet.

We have revised the disclosure in the Preliminary Proxy Statement to clarify that JCM’s independent accountants used the appraisals referred to in the Preliminary Proxy Statement solely to calculate the Exercise Price in 2005. As part of its consideration of the recapitalization transaction, the Board of Managers used the Exercise Price as a starting point for the determination of the Call Option price, but (1) added the liquidation

Mr. Michael Pressman, Special Counsel
August 6, 2007

cost discount and (2) increased the Exercise Price by the same percentage that the price at which the Company had been willing to repurchase Units increased from the first repurchase after the Exercise Price was determine to the projected repurchase price as of December 31, 2007 based on the Company’s financial plan (i.e., a 7% increase due to the increase in this price from $2.01 in October 2005 to $2.15 as of the projected December 31, 2007 date). The Board did not consider or review these 2005 appraisals in connection with its determination of the Call Option price, nor did it request any new appraisals for the reasons discussed in the Preliminary Proxy Statement at Section 3.1.5.

The Board used the Exercise Price for the Class 1 Put Right, in part, because it was a number that the Company’s Members were very familiar with and had received disclosure regarding how the Exercise Price had been calculated. The Company sent disclosure documents in July 2005 to the Class 1 Unit holders and to the other Members of the Company regarding how the Exercise Price was calculated. However, what the Exercise Price helped the Company establish was the fact that in June 2005 when the appraisals were conducted, the Company’s property portfolio effectively was priced at slightly less than a gross rent multiplier of eight. In other words, the Company could effectively “mark to market” its balance sheet by removing the book value of its residential properties and instead substituting an amount equal to its annualized revenue for its residential property portfolio and multiplying that number times eight. The Board could have arrived at substantially the same call price number by conducting this exercise on a pro forma December 31, 2007 balance sheet.

For the reasons discussed above, including the fact that the appraisals were not prepared in connection with the proposed transaction and are over two years old, we believe that the appraisals are not “materially related” to the transaction. Therefore, it does not appear that the appraisals are required to be summarized in or filed with the Schedule 13E-3 pursuant to Items 1015 and 1016 of Regulation M-A.
JCM Partners’ Position as to the Fairness of this Rule 13e-3 Transaction, page 20
9.	Please revise each factor you identify in this section to clarify how it impacted the fairness determination with respect to unaffiliated holders of each class including those being cashed out and those remaining with the company.

We have revised Section 3.2.2 of the Preliminary Proxy Statement to comply with the staff’s comment.

10.	Please explain why you believe that the amendments to the CODS will affect all members equally, regardless of the size of their holdings. Smaller holders are being cashed out.

Mr. Michael Pressman, Special Counsel
August 6, 2007

We have revised the disclosure to clarify that holders will be treated equally “except for holders subject to the Call Options.” Please see revised Section 3.2.2.2 of the Preliminary Proxy Statement.

11.	Please explain why the transaction being effected in accordance with all requirements of Delaware law is a factor in favor of fairness as conducting a legal transaction would appear to be the bare minimum required of the company.

Please see revised Section 3.2.2.2 of the Preliminary Proxy Statement, where this statement has been deleted.

12.	We note the board did not believe that board members would receive any special treatment. Please clarify whether any board members will be cashed out. If they are not among the class of shareholders being cashed out that it appears that they are receiving different treatment than the three classes of investors who will be cashed out.

Please see Footnote 3 in revised Section 3.2.2.2 of the Preliminary Proxy Statement, where we clarify that the Company expects that board members will not be cashed out based on the size of their holdings, not as a result of their status as board members.

13.	We note that you did not consider any of the Instruction 2 to Item 1014 of Regulation M-A factors. Please expand your disclosure to discuss in detail why the board deemed the transaction fair to unaffiliated holders being cashed out in the absence of those analyses. In that regard, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail, including quantification where appropriate.

Discussion of these factors, as applicable, was set forth in Section 3.1.5 of the previously filed Preliminary Proxy Statement. We have revised Section 3.2.2.1 of the Preliminary Proxy Statement to expand our discussion of these issues as applicable. In particular: (i) there is no public market with respect to the Company’s Units and therefore no current or historical market prices to take into account, (ii) net book value, including quantification, is discussed in Section 3.2.2.1, (iii) the Board never discussed going concern value or considered discussing it in its consideration of the proposed transaction and therefore we are unable to include a discussion in that regard in the Preliminary Proxy Statement,[26] (iv) the Board’s consideration of liquidation value is discussed in Section 3.2.2.1, (v) the call price itself is based on the Class 1 Put Exercise Price, after the adjustments discussed

[26]	However, management believes that real estate companies like the Company are sold based on their asset value, without additional amounts for an assembled work force or other intangible items. Because of this fact, management believes the Board did not consider valuing the Company as a going concern, which would include these elements.

Mr. Michael Pressman, Special Counsel
August 6, 2007

in Comment 8 above and in considerable detail in the revised Preliminary Proxy Statement, (vi) as discussed in Comment 8 above and in the Preliminary Proxy Statement, the Company did not receive any reports, opinions or appraisals pursuant to Item 1015 of Regulation M-A and (vii) the Company has not received any firm offers during the past two years.

14.	Refer to the disclosure beginning in the fourth full paragraph on page 25. It is unclear why this discussion is not addressed in your substantive fairness section. Please advise.

We have revised Section 3.2.2.1 of the Preliminary Proxy Statement to address the staff’s comment.

15.	Refer to the disclosure beginning in the fifth full paragraph on page 25. Please expand your disclosure to explain the differences between the securities and how such differences impacted the fairness determinations.

Please see revised Section 3.2.2.2 of the Preliminary Proxy Statement, where we indicate that in considering whether the transaction was fair to holders subject to the Call Options, the Board considered that the Call Option price was intended to reflect fair value principles under Delaware law.
Material Federal Income Tax Consequences of the Reclassification, page 31
16.	Please revise the first sentence to clarify that you are discussing the material tax consequences and not a “summary of certain” consequences.

We have complied with the staff’s comment. Please see revised Section 3.6 of the Preliminary Proxy Statement.

17.	Delete the fourth paragraph. Investors are entitled to rely upon your disclosure.

We have revised Section 3.6 to delete the referenced language.

18.	Delete the word “Need” from the Section 3.6.4.2 subheading. Investors are entitled to rely on your disclosure. In addition, please delete the reference to the 2006 10-K and include any material disclosure in this document.

We have revised Section 3.6.4.2 of the Preliminary Proxy Statement to delete the word “Need” from the subheading. In addition, we have revised Section 3.6.4.2 of the Preliminary Proxy Statement to delete the reference to the 2006 10-K.

Mr. Michael Pressman, Special Counsel
August 6, 2007

Closing Comments
In response to your request for a written acknowledgement of the filing persons regarding certain matters, please find attached to this letter, an Acknowledgment of JCM Partners, LLC, signed by Gayle M. Ing, the Company’s Chief Executive Officer and President, acknowledging the items set forth in your letter.
If you have any questions or comments regarding this letter, please contact me at (916) 563-1814. In addition, you may also contact Penny Somer-Greif of Ober|Kaler at 410-347-7341 or Richard E. Baltz of Arnold & Porter LLP at (202) 942-5124.
Very truly yours,
Salem & Green, A Professional Corporation

By	/s/ Julie E. Green

Julie E. Green

Acknowledgment of JCM Partners, LLC
In connection with the response letter to the Securities and Exchange Commission with respect to Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement of JCM Partners, LLC (the “Company”), each filed on August 6, 2007, I, Gayle M. Ing, acting solely in my capacity as Chief Executive Officer and President of the Company, hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 6, 2007	JCM PARTNERS, LLC
	By	/s/ Gayle M. Ing
Gayle M. Ing
Chief Executive Officer and President

Exhibit A
Legal Opinion of Salem & Green, A Professional Corporation
To the Board of Managers of JCM Partners, LLC
[Copy Attached]

David S. Salem
Julie E. Green
Christopher F. Anderson
Jeanne L. Vance
Kimberly A. Norvell
August 6, 2007
Board of Managers
JCM Partners, LLC
2151 Salvio Street, Suite 325
Concord, CA 94520
     Re: Schedule 13E-3 Transaction
Ladies and Gentlemen:
We have acted as counsel to JCM Partners, LLC, a Delaware limited liability company (the “Company” or “JCM”), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to proposed amendments to the Certificates of Designations of its Class 1, 2 and 3 Units (the “Reclassification”) in order to cause the Class 1 and 2 Units (taken together) to be a separate legal class under Section 12(g)(5) of the 1934 Act from the Class 3 Units and to reduce the number of holders of record of the Class 1 and 2 Units (taken together) and the Class 3 Units to less than 300 each.
In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Class 1, 2 and 3 Units will be separate classes of membership interests under Delaware law after the Reclassification.
We have reviewed the following documents:
1.	The Company’s Second and Amended Restated Operating Agreement, dated as of March 21, 2007, including its exhibits (the “Operating Agreement”);

2.	The Amended and Restated Certificate of Designations for the Class 1 Units, dated as of June 22, 2004 (“Class 1 COD”), the Amended and Restated Certificate of Designations for the Class 2 Units, dated as of June 22, 2004 (“Class 2 COD”), the Certificate of Designations for the Class 3 Units, dated September 24, 2003 (“Class 3 COD”); and

Board of Managers
JCM Partners, LLC
August 6, 2007

3.	The forms of the First Amendments to the Class 1 COD, Class 2 COD and Class 3 COD as filed as exhibits to the Company’s preliminary proxy statement filed with the SEC on the date hereof under cover of Amendment No. 1 to Schedule 14A (the “Proxy Statement”);
We have also reviewed the applicable provisions of the Delaware Limited Liability Company Act (the “Delaware Act”) and such other documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. We express no opinion as to the laws of any jurisdiction other than the applicable laws of the United States of America and laws of the State of Delaware as set forth in the Delaware Act.
As to matters governed by the laws specified in the foregoing sentence, we have relied exclusively on the latest standard compilations of such statutes and laws as reproduced in commonly accepted unofficial publications available to us. We note that we are not admitted to practice law in Delaware and have not obtained an opinion of counsel admitted to practice law in Delaware. As to all matters of fact, we have relied on officers of the Company.
Background Related to the Company’s Capital Structure
The Company is a limited liability company organized under the Delaware Act. The operation of the Company and the rights and restrictions applicable to its Members are set forth in its Operating Agreement. Subject to the terms of the Operating Agreement, the provisions of the Operating Agreement, including the Certificates of Designations governing the terms of the Units which are exhibits thereto, can be amended by a vote of the Company’s Members.
The Company’s Members approved certain changes to the Company’s capital structure at its Annual Meeting of Members held on June 25, 2003. These changes (the “2003 Modifications”) included the following modifications to the Company’s Operating Agreement in effect at that time:
•	replacing the term “Common Units” with the term “Units”;

•	renaming the outstanding Common Units the “Class 1 Units”; and

•	providing that all other Units will be undesignated Units with the ability of the Board of Managers of the Company to issue those Units without further approval of the Members and having such rights, privileges, preferences and restrictions as the Board may determine.
The terms of the Class 1 Units were set forth in an attachment to the Operating Agreement called the Certificate of Designations of Class 1 Units. The terms of future Units authorized by the Board would be set forth in Certificates of Designation (“CODs”) for those Units, which would also be attachments to the Operating Agreement.

Board of Managers
JCM Partners, LLC
August 6, 2007

Accordingly, after the 2003 Modifications, the Company had one class of Units issued and outstanding: the Class 1 Units. The CODs for the Company’s Class 2 and 3 Units were adopted by the Board of Managers on September 24, 2003. The Class 1 and 2 CODs were each amended on June 22, 2004 pursuant to a vote of the Members to modify certain terms not relevant to the analysis set forth herein.
After giving effect to the First Amendments to the CODs and the exercise of the Call Options (as described in the Proxy Statement), the Company’s Class 1, 2 and 3 Units will have the following rights, preference and privileges:

Provision	Class 3	Class 1	Class 2
Voting Rights	Entitled to vote on all matters that require the consent of Members, including the election and removal of Managers for cause.	Will not have any voting rights, except with respect to the merger, consolidation or dissolution of the Company, or the amendment of the Class 1 COD.	Will not have any voting rights, except with respect to the merger, consolidation or dissolution of the Company, or the amendment of the Class 2 COD

Calling Special Meeting of the Members	Can vote and be counted in determining the number of Units and Preferred Units outstanding for determining the 10% of Units and Preferred Units needed to call a Special Meeting of the Members.	Cannot be voted to call for a Special Meeting of the Members, but will continue to be counted in determining the number of Units and Preferred Units outstanding for determining the 10% requirement.

Amendments to the Operating Agreement	May participate with the other Units in voting on amendments to [the Company’s] Operating Agreement.	May not vote with the other Units in voting on amendments to [the Company’s] Operating Agreement.

Board of Managers
JCM Partners, LLC
August 6, 2007

Provision	Class 3	Class 1	Class 2
Convertibility	Not convertible.	Conversion of Class 1 Units into Class 3 Units prohibited after December 31, 2007; and Class 1 Units remain convertible into Class 2 Units.	Conversion of Class 2 Units into Class 3 Units prohibited after December 31, 2007.

Mandatory Distributions	Class 3 Units receive $0.0825 per Unit, per year, paid monthly.	Class 1 Units receive $0.08 per Unit, per year, paid monthly.	Class 2 Units receive $0.0825 per Unit per year, paid monthly.

Repurchase Program Priority	Subordinate to Class 1 and 2 Units, except in the case of hardship.	Repurchase priority in the Company’s repurchase of Units, except in the case of hardship.

Other Distributions	Entitled to other distributions as set forth in the applicable COD.

Put Rights	None.	None, but, convertible into Class 2 Units.	Class 2 Unit Holders have the right to put their Class 2 Units to [the Company] in 2010 for payment by [the Company] in 2012 for a price to be determined in 2010 based on current appraisals of [the Company’s] properties.

Transferability	The transfer of all Units is restricted. Units may only be transferred in accordance with the terms of [the Company’s] Transfer Restrictions. These restrictions generally provide for:
• A 30-day waiting period;
• A 10% ownership limitation; and
• A 1:1 record holder to record holder transfer.

Ownership Limit	Unit holders are subject to the 10% beneficial ownership limitation in Section 6.10(b) of [the Company’s] Bylaws.

Sharing of Profits and Losses	Entitled to participate in the profits and losses of the Company as set forth in [the Company’s] Operating Agreement and the applicable CODs.

Board of Managers
JCM Partners, LLC
August 6, 2007

Provision	Class 3	Class 1	Class 2
Dissolution	Entitled to participate in the dissolution of the Company as set forth in Section 4.3 of [the Company’s] Operating Agreement.

Information Rights	Entitled to receive financial reports and to access and copy certain information regarding the Company’s business.

Relevant Provisions of the Delaware Act
Since the Company is organized as a limited liability company under the Delaware Act, the Delaware Act governs the treatment of whether the Class 1, 2 and 3 Units are separate classes of Units under state law. Section 18-302 of the Delaware Act states:
(a) A limited liability company agreement may provide for classes or groups of members having such relative rights, powers and duties as the limited liability company agreement may provide...
(b) A limited liability company agreement may grant to all or certain identified members or a specified class or group or the members the right to vote separately or with all or any class or group of the members or managers, on any matter. Voting by members may be on a per capita, number, financial interest, class, group or any other basis.
We have not identified any Delaware cases that have interpreted Sections 18-302(a) or (b) of the Delaware Act. However, under the plain meaning of the statute, if the limited liability company agreement provides for “classes of members”, then those classes of members will have “such relative rights, powers and duties as the limited liability company agreement may provide.” In JCM’s case, Section 2.1.3.1 of the Operating Agreement provides that:
Subject to the conditions in this section, the Board of Managers may issue authorized, but unissued Units or non-designated Preferred Units in one or more classes or series as the Board of Managers may determine from time to time for such consideration and under such circumstances as the Board of Managers may approve. In addition, the Board of Managers is authorized to fix the number of any class (or series within a class) of Units or of any series of Preferred Units and to determine the designation of such classes or series...
In connection with the 2003 Modifications, the Class 1 Units were created under Section 2.1.5 of the Operating Agreement, when the Common Units were automatically redesignated as Class 1 Units on a 1:1 basis. The Class 2 and 3 Units came into existence when the Board of Managers

Board of Managers
JCM Partners, LLC
August 6, 2007

adopted the Class 2 COD and the Class 3 COD on September 24, 2003. Under Section 1 of each of the Class 1, 2 and 3 CODs, there is a provision that states:
1. Designation of Class.
The Company shall have a class of Units which shall be designated [then inserted in the applicable CODs is the phrase, “Class 1 Units”, “Class 2 Units” or “Class 3 Units”, as applicable].
Accordingly, under the Delaware Act, JCM has three classes of Units: Class 1, Class 2 and Class 3, since the Operating Agreement has provided for these classes of Units and their relative rights, powers and duties have been set forth in either the Operating Agreement or in their applicable CODs, which are part of the Operating Agreement. The Delaware Act does not require that there be any particular relative rights, powers and duties. It simply requires that if there are separate classes that the limited liability agreement provide for them and specify their relative rights, powers and duties.
Each of the Class 1, 2 and 3 CODs specifies the relative rights, powers and duties of the Class 1, 2 and 3 Units, respectively. Therefore under the Delaware Act, JCM’s Class 1, 2 and 3 Units currently are separate classes of Units. In addition, after giving effect to the First Amendments to the Class 1, 2 and 3 CODs, the Class 1, 2 and 3 Units will remain separate classes of Units under the Delaware Act, since, after giving effect to the First Amendments, they will still meet the requirements of the Delaware Act for separate class status.

Board of Managers
JCM Partners, LLC
August 6, 2007

Opinion
Under the Delaware Act, a limited liability company may authorize one or more classes of membership interests having such relative rights, powers and duties as the limited liability company agreement may provide. The Company’s Operating Agreement provides for the issuance of membership interests in one or more classes. In our opinion, the Company created three separate classes of Units under the Delaware Act: Class 1, Class 2 and Class 3 when it adopted the Class 1, 2 and 3 CODs, respectively. Further, in our opinion, when the First Amendments to the Class 1, 2 and 3 CODs become effective after approval by the Company’s Members and execution by the Company’s Chief Executive Officer, the Company will continue to have three separate classes of Units under the Delaware Act: Class 1, Class 2 and Class 3.1
/s/ SALEM & GREEN,
     A Professional Corporation

SALEM & GREEN
     A Professional Corporation

[1]	We note, that because of the “substantial similarity” test set forth in Section 12(g)(5) under the 1934 Act, the Company, in our opinion will have two separate classes of Units when the First Amendments to the CODs become effective: Class 1 and 2 Units (taken together as one class) and Class 3 Units for purposes of Section 12(g) of the 1934 Act. We have advised the SEC of our analysis under Section 12(g)(5) of the 1934 Act in our response letter, dated the date hereof, to the SEC’s comment letter, dated July 3, 2007.